CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$2,324,000	$266.33
Guarantee of Debt Securities	–	–(2)
Total	$2,324,000	$266.33

(1)	Calculated in accordance with Rule 457(r)

(2)	Pursuant to Rule 457(n), no separate fee is payable with respect to the guarantee

Pricing Supplement No. 37 (To Prospectus Supplement dated November 25, 2011 and Prospectus dated December 22, 2010)	Filed Pursuant to Rule 424(b)(5) Registration Nos. 333-167844 and 333-167844-01 April 10, 2012

CUSIP/ ISIN	Aggregate Principal Amount		Price to Public(1)	Selling Agent’s Commission(2)	Net Proceeds	Interest Type	Interest Rate	Interest Payment Frequency	Day Count Fraction	Business Day Convention	Maturity Date	First Interest Payment Date	First Interest Payment Amount	Survivor’s Option	Ranking
53944XBN4/ US53944XBN49	$2,324,000	Per Note:	$1,000	$17.50	$982.50	Fixed	5.00% per annum	Semi-annually	30/360	Following, unadjusted, New York and London	4/13/2027	10/13/2012	$25.00 (per $1,000 Note)	Yes	Senior Unsecured
		Total:	$2,324,000	$40,670	$2,283,330

Redemption Information: Non-Callable

Selling Agent: Barclays Capital Inc.

(1)  The proceeds you might expect to receive if you were able to resell the Notes on the Issue Date are expected to be less than the issue price.  This is because the issue price includes the selling agent’s commission set forth above and also reflects certain hedging costs associated with the Notes.  For additional information, see “Risk Factors — The issue price of the notes has certain built-in costs, including the selling agent’s commission and our cost of hedging, both of which are expected to be reflected in secondary market prices” on page S-3 of the accompanying prospectus supplement.  The issue price also does not include fees that you may be charged if you buy the Notes through your registered investment advisers for managed fee-based accounts.

(2)  The Selling Agent may retain all or a portion of this commission or use all or a portion of this commission to pay selling concessions or fees to other dealers.  See “Supplemental Plan of Distribution” on page S-26 of the accompanying prospectus supplement.

Lloyds TSB Bank plc fully and unconditionally guaranteed by Lloyds Banking Group plc Retail Notes, Series B	Offering Dates: Trade Date: Issue Date:	April 2, 2012 through April 10, 2012 April 10, 2012 April 13, 2012	Notes: Issuer: Guarantor:	Retail Notes, Series B Lloyds TSB Bank plc (“Lloyds Bank”) Lloyds Banking Group plc (“LBG”)

Minimum Denomination/Increments: $1,000/$1,000
Settlement and Clearance: DTC; Book-Entry
Listing: The Notes will not be listed or displayed on any securities exchange or quotation system.

Survivor’s Option Payment Date:  Subject to limitations, each February 15 and August 15 of each calendar year.  See “Risk Factors — Any Survivor’s Option may be limited in amount, and any repayments made with respect to the exercise of a Survivor’s Option will not be made immediately” and “Description of the Survivor’s Option” starting on page S-6 and page S-17, respectively, in the accompanying prospectus supplement.

Interest Payment Dates:  Interest on the Notes will be paid semi-annually in arrears on the 13th day of each April and October (each an “Interest Payment Date”) beginning on (and including) October 13, 2012 and ending on  the Maturity Date or the Survivor’s Option Payment Date, if applicable.  For additional information see “Description of the Notes and the Guarantees — Payment of Principal, Interest and Other Amounts Due” starting on page S-10 in the accompanying prospectus supplement.

If an Interest Payment Date, the Maturity Date or the Survivor’s Option Payment Date, if applicable, for any Note is not a business day (as defined in the accompanying prospectus supplement), principal, premium, if any, and interest for that Note will be paid on the next business day, and no additional interest will accrue in respect of such payments made on the next business day.

Any payments due on the Notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank, as the Issuer, and LBG, as the Guarantor of the Issuer’s obligations under the Notes.

LBG and Lloyds Bank have filed a registration statement with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read this pricing supplement together with the prospectus dated December 22, 2010 (the “prospectus”) in that registration statement and other documents, including the more detailed information contained in the prospectus supplement dated November 25, 2011 (the “prospectus supplement”), that LBG and Lloyds Bank have filed with the SEC for more complete information about LBG and Lloyds Bank and this offering.  You may access these documents on the SEC website at.www.sec.gov.  LBG’s Central Index Key, or CIK, on the SEC website is 1160106 and Lloyds Bank’s CIK on the SEC website is 1167831.  The prospectus supplement and the prospectus may be accessed as follows (or if such address has changed, by reviewing LBG’s and Lloyds Bank’s filings for the relevant date on the SEC website):

•  prospectus supplement dated November 25, 2011 and prospectus dated December 22, 2010
http://www.sec.gov/Archives/edgar/data/1160106/000095010311004966/dp27400_424b3.htm

Investing in the Notes involves significant risks.  See “Risk Factors” beginning on page S-3 of the accompanying  prospectus supplement.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

None of the Securities and Exchange Commission, any state securities commission and any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

April 10, 2012